UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     National Atlantic Holdings Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    63253Y107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
   (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 27, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF              7  SOLE VOTING POWER
SHARES                    12,952 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  18,829 Shares of Common stock
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 12,952 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          18,829 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,781 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.28%

14  TYPE OF REPORTING PERSON*
         CO, BD, IA

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED     [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF              7  SOLE VOTING POWER
SHARES                    312,631 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  -----
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 312,631 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         312,631 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.80%

14  TYPE OF REPORTING PERSON*
         PN, BD

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF              7  SOLE VOTING POWER
SHARES                    78,615 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  --------
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 78,615 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         78,615 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.70%

14  TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage B Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF              7  SOLE VOTING POWER
SHARES                    80,650 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  --------
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 80,650 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         80,650 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.72%

14  TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Offshore B Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF              7  SOLE VOTING POWER
SHARES                    24,175  Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  --------
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 24,175  Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,175  Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.22%

14  TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF              7  SOLE VOTING POWER
SHARES                    153,946 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  --------
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 153,946 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,946 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.38%

14  TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 63253Y107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                           (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF              7  SOLE VOTING POWER
SHARES                    109,016 Shares of Common stock
BENEFICIALLY           8  SHARED VOTING POWER
OWNED BY                  --------
EACH                   9  SOLE DISPOSITIVE POWER
REPORTING                 109,016 Shares of Common stock
PERSON WITH           10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         109,016 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.98%

14  TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

         This statement refers to the Common Stock of National Atlantic Holdings Corporation, 303 W. Main Street, Freehold, N.J., 07728.

Item 2.  Identity and Background.
------   -----------------------

         Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP ("LAFB") is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President; Peter A. Tcherepnine, Vice President; and Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB") are each a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

         Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB, LOFB, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

         LAF, LPC**, LOF, LAFB, LOFB, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

         Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

               (a) The persons reporting hereby owned the following shares of Common Stock as of August 27, 2007.

                             Shares of Common Stock
                             ----------------------

                     Loeb Arbitrage Fund                     312,631
                     Loeb Partners Corporation**              31,781
                     Loeb Offshore Fund Ltd.                  78,615
                     Loeb Arbitrage Fund B                    80,650
                     Loeb Offshore Fund B                     24,175
                     Loeb Marathon Fund LP                   153,946
                     Loeb Marathon Offshore Fund Ltd.        109,016
                                                             -------
                                                             790,814

-----------------
** Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

The total shares of Common Stock constitute 7.08% of the 11,172,534 outstanding shares of Common Stock as reported by the issuer.

         (b) See paragraph (a) above

         (c) The following purchases and sales of Common Stock have been made since Loeb's previous filing related to the Issuer:

                            Purchases and Sales (-) of Common Stock
                            ---------------------------------------

Holder                             Date      Shares    Average Price
Loeb Partners Corp.**          07/25/07        2058            14.20
                               08/08/07         -40            12.40
                               08/08/07        -198            10.97
                               08/09/07        -161            10.96
                               08/10/07        -183            10.42
                               08/13/07        -238            10.40
                               08/14/07         -42            10.21
                               08/15/07        -227             9.97
                               08/16/07       -1368             9.80
                               08/17/07         -59             9.99
                               08/20/07        -253             9.76
                               08/21/07        -188             9.80
                               08/21/07        -584             9.98
                               08/21/07        -230             9.76
                               08/21/07        -181             9.80
                               08/22/07        -133            11.01
                               08/23/07       -1738            10.92
                               08/24/07         -24             9.95
                               08/27/07         -19            10.02


Holder                             Date                Average Price
Loeb Arbitrage Fund            08/08/07        -414            12.40
                               08/08/07       -2082            10.97
                               08/09/07       -2132            10.96
                               08/10/07       -2421            10.42
                               08/13/07       -3150            10.40
                               08/14/07        -551            10.21
                               08/15/07       -2378             9.97
                               08/16/07      -19820             9.80
                               08/17/07        -622             9.99
                               08/20/07       -6998             9.76
                               08/21/07       -8463             9.98
                               08/21/07       -1165             9.80
                               08/21/07       -2722             9.80
                               08/22/07       -1398            11.01
                               08/23/07      -18277            10.92
                               08/24/07        -252             9.95
                               08/27/07        -582            10.02


Holder                             Date      Shares    Average Price
Loeb Offshore Fund             08/08/07        -102            12.40
                               08/08/07        -509            10.97
                               08/09/07        -414            10.96
                               08/10/07        -470            10.42
                               08/13/07        -612            10.40
                               08/14/07        -107            10.21
                               08/15/07        -581             9.97
                               08/16/07       -3509             9.80
                               08/17/07        -152             9.99
                               08/21/07        -664             9.80
                               08/21/07       -1239             9.76
                               08/21/07        -285             9.80
                               08/21/07       -1499             9.98
                               08/22/07        -341            11.01
                               08/23/07       -4458            10.92
                               08/24/07         -62             9.95
                               08/27/07        -100            10.02


Holder                             Date      Shares    Average Price
Loeb Marathon Fund LP          08/08/07        -199            12.40
                               08/08/07        -996            10.97
                               08/09/07        -810            10.96
                               08/10/07        -904            10.42
                               08/15/07       -1090             9.97
                               08/16/07       -7325             9.80
                               08/17/07        -317             9.99
                               08/21/07       -1386             9.80
                               08/21/07       -2586             9.76
                               08/21/07        -594             9.80
                               08/21/07       -3128             9.98
                               08/22/07        -712            11.00
                               08/23/07       -9305            10.92
                               08/24/07        -129             9.95
                               08/27/07        -208            10.02

Holder                             Date      Shares    Average Price
Loeb Marathon Offshore         08/08/07        -135            12.40
                               08/08/07        -677            10.97
                               08/09/07        -551            10.96
                               08/10/07        -615            10.42
                               08/15/07        -740             9.97
                               08/16/07       -4978             9.80
                               08/17/07        -215             9.99
                               08/21/07        -942             9.80
                               08/21/07       -1758             9.76
                               08/21/07       -2126             9.98
                               08/21/07        -404             9.80
                               08/22/07        -484            11.00
                               08/23/07       -6323            10.92
                               08/24/07         -87             9.95
                               08/27/07        -141            10.02


Holder                             Date      Shares    Average Price
Loeb Arbitrage B Fund LP       08/03/07        1500            13.55
                               08/07/07         200            12.86
                               08/08/07         -83            12.40
                               08/08/07        -415            10.97
                               08/09/07        8080            10.84
                               08/15/07        -474             9.97
                               08/17/07        -181            10.00
                               08/21/07        -793             9.80
                               08/21/07        -340             9.80
                               08/22/07        -407            11.01
                               08/23/07       -5324            10.92
                               08/24/07         -74             9.95


Holder                             Date      Shares    Average Price
Loeb Offshore B Fund Ltd.      08/03/07         400            13.55
                               08/08/07         -25            12.40
                               08/08/07        -123            10.97
                               08/09/07        2420            10.84
                               08/15/07        -140             9.97
                               08/17/07         -54            10.00
                               08/21/07        -235             9.80
                               08/21/07        -101             9.80
                               08/22/07        -120            11.01
                               08/23/07       -1575            10.92
                               08/24/07         -22             9.95



-----------------
** Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Issuer.
         -------------

         None.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

         None.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   August 30, 2007                     Loeb Partners Corporation


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Senior Vice President

   August 30, 2007                     Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President

   August 30, 2007                     Loeb Offshore Fund Ltd.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President

   August 30, 2007                     Loeb Arbitrage B Fund LP
                                       By: Loeb Arbitrage B Management LLC, G.P.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President


   August 30, 2007                     Loeb Offshore B Fund Ltd.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President

   August 30, 2007                     Loeb Marathon Fund LP
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President

   August 30, 2007                     Loeb Marathon Offshore Fund, Ltd.


                                       By: /s/ Michael S. Emanuel
                                           ----------------------
                                       Vice President